

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 30, 2007

via U.S. mail and facsimile
Mr. Terry C. Turner
Chief Executive Officer
Golden Eagle International, Inc.
9661 South 700 East
Salt Lake City, Utah 84070

> **Re: Golden Eagle International, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 18, 2007**
> **File No. 0-23726**

Dear Mr. Turner:

We have reviewed your amended proxy statement and response letter dated May 18, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Security Ownership of Beneficial Owner, page 10

1.   Please explain your statement on page 10 that "These Preferred Shares, however, do not have voting rights." In this regard, we note on page 5 your statement that "Each Series B Preferred Share is entitled to two hundred and fifty votes for all matters submitted to our stockholders."

Terry C. Turner
Golden Eagle International, Inc.
May 30, 2007

2.   Please correct the date in footnote 4. You indicate that Lone Star Equity obtained
       Series B preferred stock on December 29, 2007.

Description of Securities

Convertible Debenture, page 13

3.   It appears that you are in default on your debt to Aloha Holdings, which had a
       maturity date of May 2, 2007. Please describe the debtholder's remedy if it is not
       able to convert its note into common stock.

Convertible Note Payable, page 13

4.   Please confirm that the maturity date of this note is February 6, 2007, the date it was
       issued. Please describe the noteholder's remedy if it is not able to convert its note
       into common stock.

Convertible Promissory Notes, page 13

5.   Please state in this section the number of shares that each of these notes may be
       converted into.

Legal Services Fee, page 14

6.   We note your agreement to issue 5,000,000 shares of "[y]our S-8 common stock" to
       the law firm of Hamilton, Lehrer & Dargan, P.A. Please provide us with an analysis
       as to the availability of Form S-8 for securities offered to consultants or advisors,
       especially when they are not natural persons. See General Instruction A.1(a) of
       Form S-8 and the definition of "employee benefit plan" set forth in Rule 405 of
       Regulation C.

Proposal One

Purpose of Proposal One, page 14

7.   Please provide a table depicting your currently authorized capital structure,
       including your (a) authorized common stock, (b) currently issued common stock, (c)
       common stock that is unissued but currently reserved for issuance, including upon
       conversion of your Series A preferred stock, Series B preferred stock and preferred
       stock, and (d) authorized but unissued and unreserved common stock. Also show
       the capital structure on a pro forma basis assuming the shareholders approve the
       issuance of additional stock. With respect to this last item, please be sure to include

Terry C. Turner
Golden Eagle International, Inc.
May 30, 2007

     all possible issuances of common stock, such as issuances upon conversion of promissory notes and issuances in exchange for employment or legal services.

8.   We note your response to our prior comment 2, and reissue it in part. Please state whether you have any intention to issue any of the newly authorized common stock for any reason, not just in regard to acquisitions or financings. We note your disclosure in your Form 10-QSB for the first quarter ended March 31, 2007 that you offered to issue Series B convertible preferred stock to your former director, Mr. Pfeffer, as payment of the debt that you owe him.

    Please also add to your disclosure in this paragraph the 5 million shares of common stock that are issuable to the law firm of Hamilton, Lehrer & Dargan, P.A. as payment of services rendered.

Closing Comments

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Terry C. Turner
Golden Eagle International, Inc.
May 30, 2007

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: via facsimile
        Fred Lehrer, Esq.
        (561) 416-2855